File No. 70-9189


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                 Post-Effective Amendment No. 2
                            Form U-1

                     APPLICATION DECLARATION
                              under
         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                       Entergy Corporation
                        639 Loyola Avenue
                  New Orleans, Louisiana 70113

 (Name of company filing this statement and address of principal executive offices)


                       Entergy Corporation

(Name of top registered holding company parent of each applicant or declarant)

                        Steven C. McNeal
                  Vice President and Treasurer
                     Entergy Services, Inc.
                        639 Loyola Avenue
                  New Orleans, Louisiana 70113

             (Name and address of agent for service)

     The Commission is also requested to send copies of any communications in connection with this matter to:

       Ann G. Roy, Esq.          William T. Baker, Jr. Esq.
       Entergy Services, Inc.    Thelen Reid & Priest LLP
       639 Loyola Avenue         40 West 57th Street
       New Orleans, LA 70113     New York, NY 10019

Post Effective Amendment No. 1 is amended and restated in its entirety as follows:

Item I.   Description of Proposed Transactions.

     By order dated July 10, 1998 in this file (HCAR No. 35-26895) (the "1998 Order") Entergy Corporation ("Entergy"), a public utility holding company registered with the Securities and Exchange Commission ("Commission") under the Public Utility Holding Company Act of 1935, as amended (the "Act"), was authorized through December 31, 2008 to issue Options, Restricted Shares, Performance Shares and Equity Awards shares and, in connection therewith, to issue or sell up to 12,000,000 shares of Common Stock to eligible key employees and outside directors under the 1998 Equity Ownership Plan of Entergy Corporation and Subsidiaries ("1998 Equity Plan").

     The Board of Directors (the "Board") of Entergy has adopted the Equity Awards Plan as an amendment to the 1998 Equity Ownership Plan ("2000 Awards Plan," collectively with the 1998 Equity Plan, the "Plans") subject to Commission approval. There are no material differences between the 2000 Awards Plan and 1998 Equity Plan except that awards granted under the 2000 Awards Plan will be restricted to those officers and employees of Entergy and its subsidiaries who are not subject to Section 16b of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Board adopted the 2000 Awards Plan to ensure that sufficient shares are available for grant of awards to provide appropriate incentives to all key employees (as defined below). In addition, for those stock options previously awarded under the 1998 Equity Plan to those employees who are not subject to Section 16 of the Exchange Act, the Company anticipates that those stock options will be rescinded and replacement awards granted under the 2000 Awards Plan. These replacement awards will have identical provisions as the rescinded awards. Once stock options granted under the 1998 Equity Plan are rescinded, those underlying shares will then become available for grant under the 1998 Equity Plan.

A.   Description of 2000 Awards Plan

     Under the 2000 Awards Plan, awards may be granted to certain designated officers and other personnel ("Key employees") of Entergy and those companies with respect to which Entergy owns, or directly or indirectly controls, a majority of the combined voting power (hereinafter, the "Subsidiaries") and who are not subject to Section 16 (b) of the Exchange Act. The purpose of the 2000 Awards Plan is to give Key Employees an opportunity to acquire shares of the Common Stock, $0.01 par value, of Entergy ("Common Stock"), to more closely tie the interests of Key Employees to those of Entergy's stockholders, and to reward the effective leadership of Entergy and the Subsidiaries through the use of equity incentives. Key Employees are those who, in the opinion of the Committee (as defined below), have significant responsibility for the continued growth, development and financial success of Entergy and the Subsidiaries.

     The 2000 Awards Plan provides for several mechanisms for building the equity holdings of Key Employees. These mechanisms include: (1) stock options, which may be either nonstatutory stock options or incentive stock options as provided in Section 422 of the Internal Revenue Code of 1986, as amended ("Options");
(2) shares of Common Stock, which vest over a period of time ("Restricted Shares"); (3) shares of Common Stock which are awarded upon attainment of specified performance goals ("Performance Shares"); or (4) equity awards in the form of phantom stock units ("Equity Awards"). The Committee may select from among these mechanisms when making awards under the 2000 Awards Plan.

     A maximum of 30,000,000 shares of Common Stock (not including the rescinded awards under the 1998 Equity Ownership
Plan), will be available for awards under the 2000 Awards Plan, subject to adjustment due to stock dividends, stock splits, recapitalizations, mergers, consolidations or other reorganizations. Shares of Common Stock awarded under the 2000 Awards Plan may be either authorized but unissued shares or shares acquired in the open market. Shares of Common Stock covered by awards which are not earned, or which are forfeited and Options which expire unexercised, will again be available for subsequent awards under the 2000 Awards Plan. To the extent that shares of Common Stock previously held in a participant's name are surrendered upon the exercise of an Option except for shares relating to an award which are used to pay withholding taxes, such shares shall become available for the subsequent awards under the 2000 Awards Plan.

     The Chief Executive Officer, Executive Vice Presidents, Senior Vice Presidents, and selected Vice Presidents with the approval of the office of the Chief Executive (Qualifying Employees) are granted certain benefits under the Plans in the event of a Change of Control. In addition to providing for continuation of salary and benefits for a certain period of time after a Change of Control, this provision provides that Qualifying Employees will fully vest in all long-term incentives under the Plans. In addition, all payments will be grossed up to cover any applicable Federal exercise taxes.

     Generally, a Change of Control under the provisions of the Plans is defined as (i) the purchase or other acquisition by a person, entity or group of persons, acting in concert within the meaning of Sections 13 (d), 14 (d) of the Exchange Act, of the beneficial ownership of 25% or more for either the shares of common stock outstanding immediately following such acquisition or the combine voting power of Entergy's voted securities entitled to vote generally outstanding following such acquisition; (ii) the consummation or merger or consolidation of Entergy or any direct or indirect subsidiary of Entergy with any other corporation unless immediately following the individuals who comprise the Board immediately prior thereto constitute at least a majority of the Board, or the board of directors with an entity surviving such merger or consolidation, or the Board of Directors of any parent thereof; (iii) the stockholders of Entergy approve a complete liquidation or similar dissolution or an agreement is consummated for the sale of disposition for Entergy of all or substantially all of its assets; (iv) or a change in the composition of the Board such that during any period of two consecutive years, individuals who at the beginning of such a period constitute the Board and any new director whose appointment or election by the Board or nomination for election by the Entergy stockholders was approved by a vote of at least 2/3 of the directors still in office who were either directors on January 2000 or whose appointment or election was previously so approved cease to constitute a majority thereof.

     The Change of Control period commences 90 days prior to and ending 24 calendar months following a Change of Control. Generally, Qualifying Employees are entitled to Change of Control payments (i) if there is a substantial reduction in the nature or status of his duties or responsibilities, (ii) if there is a reduction of 5% or more of his annual base rate or salary, (iii) if he is required to be based outside a location of the continental United States, (iv) if the Company fails to continue any compensation plan in which the Qualifying Employee participates, or (v) if the Company fails to continue to provide the Qualifying Employee with benefits for substantially similar of a period of time.

     The 2000 Awards Plan will be administered by the Personnel Committee of the Board or such other committee ("Committee") as the Board may determine is qualified. The Committee will have the full power under the 2000 Awards Plan to select from among eligible Key Employees those individuals to whom awards will be granted, to grant any combination of awards to any participants and to determine the specific terms and conditions of each award. The Committee will also have the exclusive authority to interpret the 2000 Awards Plan.

     For further information concerning the 2000 Awards Plan, reference is made to Exhibit A-4 hereto.

B.   Issuance of Securities

     Entergy hereby requests authority from time to time during the period through December 31, 2010 to grant Options, Restricted Shares, Performance Shares and Equity Awards pursuant to the 2000 Awards Plan and, in connection therewith, to issue or sell up to 30,000,000 shares of Common Stock to eligible Key Employees under the 2000 Awards Plan.

     Entergy intends to register the securities to be issued or sold under the 2000 Awards Plan under the Securities Act of 1933, as amended, as soon as practicable following the receipt of the authorization requested herein.

C.   Solicitation of Proxies

     Entergy  does  not  believe that the adoption  of  the  2000
Awards Plan requires the approval of the stockholders. The 1998 Equity Plan provides that the plan may be amended without shareholder approval unless it is necessary to comply with any tax, regulatory or Exchange Act requirements. As previously stated, the 2000 Awards Plan is identical in design and operation to the 1998 Equity Plan approved by the stockholders in May of 1998 but for its application only to those Key Employees not subject to Section16b of the Exchange Act. For that reason, the 2000 Awards Plan is not required to be submitted to stockholders.

D.   Compliance with Rules 53 and 54.

      The proposed transactions are also subject to Rule 54. In determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if Rule 53(a), (b) and (c) are satisfied. In that regard, assuming consummation of the transactions proposed in this application, all of the conditions set forth in Rule 53(a) are and will be satisfied and none of the conditions set forth in Rule 53(b) exists or, as a result thereof, will exist.

     Entergy's "aggregate investment" in EWGs and FUCOs was approximately representing 40.2% of Entergy's consolidated retained earnings as of March 31, 2000 was $112,322,020. Furthermore, Entergy has complied with and will continue to comply with the record keeping requirements of Rule 53(a)(2) concerning affiliated EWGs and FUCOs. In addition, as required by Rule 53(a)(3), no more than 2% of the employees of Entergy's domestic public utility subsidiary companies would render services to affiliated EWGs and FUCOs. Finally, none of the conditions set forth in Rule 53(b), under which the provisions of Rule 53 would not be available, have been met."

Item 2.   Fees, Commissions and Expenses.

     The fees, commissions and expenses to be paid or incurred by Entergy in connection with the transactions described herein are not expected to exceed $10,000.00 including legal fees estimated not to exceed $5,000.00 and fees of Entergy Services, Inc., estimated not to exceed $3,000.00.

Item 3.   Applicable Statutory Provisions.

     It is believed that Sections 6(a), 7 of the Act and Rules 23 and 24 thereunder are applicable to the proposed transactions.

Item 5.   Procedure.

     Entergy hereby requests that the Commission issue its order approving the issuance by Entergy of the various securities provided under the 2000 Awards Plan, as described herein, no later than July 15, 2000. Entergy hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission; agrees that the Staff of the Division of Investment Management may assist in the preparation of the Commission's decision; and requests that there be no waiting periods between the issuance of the Commission's order and the date upon which it is to become effective.

Item 6.   Exhibits and Financial Statements.

   (a)  Exhibits:

   A-4 -  2000 Equity Awards Plans of Entergy  Corporation and
          Subsidiaries.

   F-2 -  Opinion of Ann G. Roy, Esq., counsel for Entergy.

   H-2 -  Suggested form of Notice of Proposed Transactions.

                           SIGNATURES

     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned company has duly caused this Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

                                 ENTERGY CORPRATION


                                 By:     /s/ Steven C. McNeal
                                            Steve C. McNeal
                                          Vice President and
                                               Treasurer

Dated: July 11, 2000